Exhibit 99.1

WNS (Holdings) Limited
WNS (Holdings) Limited reports unaudited fiscal 2011 results under
International Financial Reporting Standards
NEW YORK & MUMBAI, India, July 14, 2011 — WNS (Holdings) Limited (“WNS” or “the Company”) (NYSE: WNS), a leading provider of global business process outsourcing (“BPO”) services, today released its supplementary financial information package containing its unaudited quarterly financial results for fiscal 2011 prepared in accordance with the principles of International Financial Reporting Standards and its interpretations (“IFRS”), as issued by International Accounting Standards Board (“IASB”). The Company adopted IFRS, effective April 1, 2011, with April 1, 2010 being the transition date (“Transition Date”).
Our first set of financial statements prepared in accordance with IFRS will be for the first quarter ended June 30, 2011, which will include comparative financial information for fiscal 2011. Until the adoption of IFRS, the financial statements included in our annual reports on Form 20-F and reports on Form 6-K were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) which is considered as “Previous GAAP”1, as defined in IFRS 1, First Time Adoption of International Financial Reporting Standards.
Our unaudited fiscal 2011 IFRS supplementary financial information is contained in an exhibit to a report on Form 6-K submitted to the US Securities and Exchange Commission on July 14, 2011. The unaudited fiscal 2011 IFRS supplementary financial information gives a comprehensive view of the key impact related to our adoption of IFRS. The information is provided to help users of the financial statements better understand the impact of the initial adoption of IFRS on the Company’s fiscal 2011 consolidated financial statements that will be included as the comparative information in the Company’s condensed consolidated interim financial statements for the quarterly periods during fiscal 2012 and for full year fiscal 2012 that will be prepared in accordance with IFRS. This information reflects the first time adoption elections and accounting policy choices made by the Company.

[1]	References to Previous GAAP throughout this release relate to US GAAP prior to the adoption of IFRS

WNS (Holdings) Limited
The consolidated financial data included in this report for the full year fiscal 2011 under Previous GAAP have been derived from our audited consolidated financial statements included in our annual report for the year ended March 31, 2011 on Form 20-F.
Impact of IFRS on profit (loss)
The following table provide a summary of the significant differences between IFRS and Previous GAAP on our profit (loss) in fiscal 2011.

	Three months ended				Year ended
	June 30,	September 30,	December 31,	March 31,	March 31,
(US$ thousands)	2010	2010	2010	2011	2011

Profit (loss) as per Previous GAAP	$(6,045)	$4,921	$5,788	$5,153	$9,817

Net impact of IFRS adjustment excluding hedge accounting	(121)	758	1,098	(136)	1,599

Profit (loss) excluding hedge accounting impact under IFRS	(6,166)	5,679	6,886	5,017	11,416

Hedge accounting impact under IFRS	331	305	2,078	3,783	6,497

Profit (loss) as per IFRS	$(5,835)	$5,984	$8,964	$8,800	$17,913

One of the primary reasons for the change in profit (loss) in fiscal 2011, on the initial adoption of IFRS, is with respect to the hedge accounting treatment for transaction related purchased options. Under Previous GAAP, for effective hedges the premium paid for purchased options were recorded in other components of equity. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period with the resultant gains or losses reported in the statement of income. The IASB has issued an exposure draft proposing amendments to hedge accounting, with the final standard on hedge accounting expected to be published in the fourth quarter of calendar year 2011. The final standard on hedge accounting, if issued as proposed in the exposure draft, would eliminate the difference in the accounting treatment for transaction related purchased options between IFRS and Previous GAAP. The impact of the exposure draft on hedge accounting is discussed below in detail.
Excluding the hedge accounting impact for transaction related purchased options, the remaining impact as a result of the adoption of IFRS on profit (loss) for fiscal 2011 amounting to $1.6 million for the year is outlined below under “IFRS adjustments to profit (loss) and shareholders’ equity”.

WNS (Holdings) Limited
Impact of exposure draft on hedge accounting:
On December 9, 2010, IASB released an exposure draft on hedge accounting that proposes to eliminate the requirement to exclude the time value of transaction related options from effective hedging relationship such that the time value of option contract (that is, the premium generally paid) will be recognized in statement of income when the hedged transaction impacts profit or loss.
The final standard on hedge accounting is expected to be issued in the fourth quarter of calendar year 2011. This standard, if adopted, is likely to be applicable for annual periods beginning on or after January 1, 2013 with earlier application permitted. This amendment, if adopted as proposed, would achieve convergence between IFRS and Previous GAAP on accounting for purchased options.
If the final standard on hedge accounting is adopted as proposed in the exposure draft, we intend to evaluate the possibility of adoption of this standard in our first IFRS consolidated annual financial statements for the fiscal year ending March 31, 2012. As our consolidated annual financial statements for the fiscal year ending March 31, 2012 will cover our fiscal 2012, fiscal 2011 as well as the opening balance sheet as at April 1, 2010 and all applicable IFRS will have to be applied consistently and retrospectively across both fiscal years and the opening balance sheet as at April 1, 2010, the impact of hedge accounting on earnings on adoption of IFRS with respect to transaction related purchased options is expected to be eliminated.
IFRS adjustments to profit (loss) and shareholders’ equity
An explanation of how the transition from Previous GAAP to IFRS has affected the Company’s profit (loss) and shareholders’ equity for fiscal 2011 is set out in the following tables and the notes outlined below under “Notes to reconciliation of profit (loss) and shareholders’ equity”:
Reconciliation of profit (loss)

		Three months ended				Year ended
		June 30,	September 30,	December 31,	March 31,	March 31,
(US$ thousands)	Notes	2010	2010	2010	2011	2011
Profit (loss) as per Previous GAAP		$(6,045)	$4,921	$5,788	$5,153	$9,817
Fair value and deemed cost of certain fixed assets	1	467	454	446	373	1,740
Share based compensation expense	2	450	413	41	(109)	795
Debt issue cost and interest expense	3	333	(14)	(59)	(41)	219
Employee benefits	4	(12)	14	15	32	49
Deferred tax	5	(1,085)	10	781	(145)	(439)
Fair value of deposits	6	—	(1)	(5)	(5)	(11)
Noncontrolling interest	7	(274)	(94)	(121)	(241)	(730)
Business combination (contingent consideration)	8	—	(23)	—	—	(23)

Total IFRS adjustment excluding hedge accounting		$(121)	$759	$1,098	$(136)	$1,600

Profit (loss) excluding hedge accounting impact under IFRS		(6,166)	5,680	6,886	5,017	11,417

Hedge accounting		331	305	2,078	3,782	6,496

Profit (loss) as per IFRS		$(5,835)	$5,985	$8,964	$8,799	$17,913

WNS (Holdings) Limited
Reconciliation of shareholders’ equity:

		April 1,	June 30,	September 30,	December 31,	March 31,
(US$ thousands)	Notes	2010	2010	2010	2010	2011
Shareholders’ equity under Previous GAAP		$253,603	$240,392	$253,499	$261,128	$271,219
Fair value and deemed cost of certain fixed assets	1	(3,153)	(2591)	(2,225)	(1,775)	(1,414)
Business combination (contingent consideration)	8	(471)	(470)	(490)	(482)	(503)
Employee benefits	4	(411)	(47)	(216)	(266)	(393)
Noncontrolling interest	7	(1,398)	(1,528)	(1,696)	(1,663)	(1,767)
Debt refinancing	3	—	333	320	258	219
Fair value of deposits	6	—	—	(1)	(4)	(10)

Net total impact		(5,433)	(4,303)	(4,308)	(3,932)	(3,868)
Deferred tax impact on above transactions	5	302	471	466	449	296
Deferred tax impact on share based compensation and hedge accounting	5	(2,128)	(2,219)	(2,612)	(2,393)	(2,791)

Total IFRS adjustments		(7,259)	(6,051)	(6,454)	(5,876)	(6,363)

Shareholders’ equity under IFRS		$246,344	$234,341	$247,045	$255,252	$264,856

We were required to prepare an opening IFRS balance sheet as at April 1, 2010, the date of transition to IFRS, which formed the starting point of our financial reporting in accordance with IFRS. Any differences between the carrying value of assets, liabilities and equity determined in accordance with Previous GAAP and IFRS as at April 1, 2010 were recorded in opening retained earnings.
The opening shareholders’ equity under IFRS as at April 1, 2010 was $246.3 million as compared to $253.6 million under Previous GAAP. The decrease of $7.3 million was primarily related to fair valuation of fixed assets, liability for noncontrolling interest and certain deferred tax amounts not recognized under Previous GAAP that are now recognized under IFRS due to a difference in accounting treatment (discussed in the notes below). The remaining adjustments to opening shareholders’ equity, in aggregate, are not material.
Notes to reconciliation of profit (loss) and shareholders’ equity
1. Fair valuation of fixed assets
Under IFRS, the Company has applied the exemption as provided in IFRS 1 with respect to deemed cost and measured specific item of property and equipment, on a selective basis within certain classes of assets, at its fair value as at the Transition Date. Accordingly, for all those classes of assets where the fair values on the Transition Date are lower than their respective carrying values, the fair values as of the Transition Date are taken as their deemed cost and the difference between the carrying value and the fair value was reduced from retained earnings as on the Transition Date. All other assets are carried at their Previous GAAP values.
2. Share based compensation expense
The Company grants share options to its employees. These share options vest in a graded manner over the vesting period. Under IFRS, each tranche of vesting is treated as a separate award and the share based compensation expense relating to that tranche is amortized over the vesting period of the underlying tranche. This results in an accelerated amortization of share based compensation expense in the initial years following the grant of share options as compared to the straight line method adopted under the Previous GAAP provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date.

WNS (Holdings) Limited
3. Debt issue cost and interest expense
In connection with the refinancing of the long term debt, under IFRS, the debt issue cost for the new term loan pertaining to existing lenders continuing as new lenders has been netted off against the long term debt and amortized to statement of income over the term of the loan.
Under Previous GAAP, this cost is charged to the statement of income.
4. Employee benefits
Employees in India, the Philippines and Sri Lanka are entitled to benefits under a defined benefit retirement plan covering eligible employees of the Company.
Under IFRS, the Company has applied the exemption as provided in IFRS 1 and has recognized all cumulative actuarial gains and losses up to the Transition Date to retained earnings and also elected to recognize the actuarial gains and losses in other comprehensive income. The Company uses the projected unit credit method to determine the present value of defined benefit obligations using the market yields on Government bonds.
Under Previous GAAP, the Company uses a discount rate that reflects Government bonds yield plus a spread for credit risk. The actuarial gains and losses are classified into accumulated other comprehensive income and are amortized to earnings based on a corridor approach.
5. Deferred tax
The difference in deferred tax as compared to Previous GAAP is primarily on account of:
a.	tax impact of all IFRS adjustments;

b.	application of substantially enacted tax rate whereas under Previous GAAP, these are created on enacted tax rate; and

c.	treatment of share based compensation.
Under IFRS, the deferred tax asset on share based compensation is adjusted based on the prevailing share price at each reporting date. Any fluctuation in share price will result in a change in deferred tax. At the time of exercise of options, any excess deferred tax created is recognized as a charge in the statement of income.
Under Previous GAAP, deferred tax asset on share based compensation is calculated at the date of the grant of option. At the time of exercise of option, the shortfall is recorded as a debit to equity to the extent prior excess tax benefits exist.
6. Fair valuation of deposits
Under IFRS, the Company has recorded lease deposits at fair value on initial recognition, and the difference between the amount paid and fair value is recognized as prepaid rent. Such prepaid rent is amortized over the period of the lease on a straight line basis with a corresponding recognition of interest income based on the effective interest rate method.
Under Previous GAAP, these lease deposits are recorded at their carrying value.

WNS (Holdings) Limited
7. Noncontrolling interest
Under IFRS the redeemable noncontrolling interest does not exist, since the Company believes that the risk and reward of the joint venture always vested to the Company.
Under IFRS, put option has been classified as a financial liability and valued based on the probability of weighted assessment of possible outcome of the various conditions for put option. Further, the exercise of the put option is not under the control of the Company. Accordingly, under IFRS, a liability has been recorded based on the obligation existing as at the Transition Date based on the present value of the put option.
Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as the net settlement of the put option and call option is not possible and hence was not classified as a derivative. The Company recognized the changes in redemption value of the redeemable noncontrolling interest at the end of each reporting period.
8. Business combination (contingent consideration)
On June 12, 2008, the Company acquired all outstanding shares of Business Applications Associates Limited (“Biz Aps”) and accounted for the acquisition at fair value under the acquisition method of accounting. The consideration also included a contingent earnout consideration based on the satisfaction of certain performance obligations. The Biz Aps acquisition is more fully discussed in our annual report on Form 20-F for our fiscal year ended March 31, 2011.
Under IFRS, any contingent consideration payable on the date of acquisition is recognized as liability based on the fair value on the acquisition date. The transition guidance on IFRS 3 “Business Combinations” requires contingent consideration balances arising from previous business combinations to be accounted as cost of acquisition and adjusted to goodwill, which do not apply to first time adopter of IFRS. However IFRS 1 states that only intangible assets and their related deferred tax recognized under Previous GAAP that do not meet the recognition criteria under IFRS be adjusted against goodwill. Any other adjustment has to be made to retained earnings. Under IFRS, the Company has recognized $0.5 million of contingent consideration as liability with a corresponding impact to retained earnings. Under Previous GAAP, such earn out consideration was recorded as an addition to goodwill.
Under IFRS, in the second quarter of fiscal 2011 when the earnout consideration was settled, the Company recorded a revaluation loss on account of a difference in the exchange rate between the provision made as of the Transition Date and the actual settlement date of the contingent consideration liability.

WNS (Holdings) Limited
IFRS impact on earnings per ordinary share, basic and diluted
The following table provides the impact of IFRS adjustments on basic earnings (loss) per ordinary share in fiscal 2011:

	Three months ended				Year ended
	June 30,	September 30,	December 31,	March 31,	March 31,
(US$)	2010	2010	2010	2011	2011
Basic (loss) earnings per ordinary share under Previous GAAP	$(0.14)	$0.11	$0.13	$0.11	$0.21

Net impact of IFRS adjustments excluding impact of hedge accounting	(0.00)	0.02	0.02	(0.00)	0.04

Impact of hedge accounting	0.01	0.01	0.05	0.09	0.15

Basic (loss) earnings per ordinary share under IFRS	$(0.13)	$0.14	$0.20	$0.20	$0.40

The following table provides the impact of IFRS adjustments on diluted earnings (loss) per ordinary share in fiscal 2011:

	Three months ended				Year ended
	June 30,	September 30,	December 31,	March 31,	March 31,
(US$)	2010	2010	2010	2011	2011
Diluted (loss) earnings per ordinary share under Previous GAAP	$(0.14)	$0.11	$0.13	$0.11	$0.21

Net impact of IFRS adjustments excluding impact of hedge accounting	(0.00)	0.01	0.02	(0.00)	0.04

Impact of hedge accounting	0.01	0.01	0.05	0.09	0.15

Diluted (loss) earnings per ordinary share under IFRS	$(0.13)	$0.13	$0.20	$0.19	$0.40

WNS (Holdings) Limited
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about the Company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions relating to the impact of the adoption of IFRS, including the expected impact of the IFRS exposure draft on hedge accounting. We caution you that reliance on any forward-looking statement involves risks and uncertainties. Although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect, including the impact of the adoption of IFRS may differ materially from those expressed or implied in such forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.
References to “US$” or “$” refer to the United States dollars, the legal currency of the United States.
About WNS
WNS (Holdings) Limited (NYSE: WNS), is a leading global business process outsourcing company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including insurance, travel and leisure, banking and financial services, consulting and professional services, healthcare, utilities, shipping and logistics, and manufacturing, retail, consumer products and telecom. WNS delivers a broad spectrum of business process outsourcing services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. WNS has over 21,000 professionals across 21 delivery centers worldwide including Costa Rica, India, the Philippines, Romania, Sri Lanka and the United Kingdom. For more information, visit www.wns.com.
CONTACT:

Investors:	Media:
Alok Misra	Sumi Gupta
Chief Financial Officer	Public Relations
WNS (Holdings) Limited	WNS (Holdings) Limited
+1 213 337 3653 Extn: 66743	+91 (22) 4095 2263
alok.misra@wns.com	sumi.gupta@wns.com; pr@wns.com